Exhibit 5.1

AUDITORS’ CONSENT

To:          Fortis Inc.

We consent to the incorporation by reference of our report to the shareholders of Fortis Inc. (the “Company”) on the Company’s consolidated balance sheet as at December 31, 2016, and the Company’s consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the year then ended, in Amendment No. 1 to the Registration Statement on Form F-10 of the Company relating to the registration of an indeterminate number of common shares, first preference shares, second preference shares, subscription receipts and debt securities of the Company. Our report is dated February 15, 2017, except as to Note 31, which is as of February 14, 2018.

St. John’s, Canada	/s/ Ernst & Young LLP
December 6, 2018	Chartered Professional Accountants